Exhibit 99.1

Valens Semiconductor and Sakae Riken Kogyo Unveil e-Mirror with Order of Magnitude More Imaging Data via MIPI A-PHY

e-Mirror to be displayed in the Valens booth at CES 2026 as Japanese A-PHY ecosystem continues rapid development

HOD HASHARON, Israel and AICHI, Japan – January 5, 2026 – Valens Semiconductor (NYSE: VLN) and Sakae Riken Kogyo Co., Ltd today announced the automotive market’s first production-ready MIPI A-PHY-enabled e-mirror. The product, which integrates the Valens VA7000 chipset, delivers an order of magnitude more imaging data than other camera monitoring system solutions on the market, enabling more accurate ADAS and autonomous driving decisions.

MIPI A-PHY is the leading standard for high-speed sensor connectivity in the automotive market, with multiple design wins across silicon vendors. In Japan, the standard is seeing strong momentum, with companies developing sensors, modules, IP and development tools based on this technology. Valens is a key player in this ecosystem, driving industry adoption with its VA7000 A-PHY-compliant chipset.

Leveraging an A-PHY camera from Japanese vendor Nippon Chemi-Con, the e-mirror operates at a high resolution (1,920x1,536) and frame rate (60fps), thanks to the reliable, high-bandwidth connectivity provided by Valens and the MIPI A-PHY standard.

“The digital connectivity standard MIPI A-PHY has allowed us to transmit far more video data than previous generations of e-mirror solutions,” said Kensuke Osawa, General Manager of Digital Product Development Dept. at Sakae Riken. “We are now engaging with our OEM customers and partners with a product that displays sharp, smooth images with no blur – a true leap in performance beyond other e-mirror solutions on the market.”

“MIPI A-PHY is growing all around the world, with Japan at the forefront,” said Adar Segal, Head of the Automotive Business Unit at Valens Semiconductor. “We’ve seen some incredibly innovative products hit the market from that country recently, all thanks to the powerful benefits provided by Valens VA7000 A-PHY-compliant chipsets – high bandwidth connectivity with best-in-class EMI resilience. As the leading provider of MIPI A-PHY solutions, we look forward to continuing to work with Japanese innovators to push the boundaries of in-vehicle connectivity and automotive innovation.”

At CES 2026, Valens will display the Sakae Riken A-PHY e-mirror in a closed meeting room (#N231) at North Hall, LVCC. There, guests will also be able to observe the rapidly evolving MIPI A-PHY ecosystem with multiple A-PHY-enabled products on display.

About Valens Semiconductor

Valens Semiconductor (NYSE:VLN) is a leader in high-performance connectivity, enabling customers to transform the digital experiences of people worldwide. Valens’ chipsets are integrated into countless devices from leading customers, powering state-of-the-art audio-video installations, next-generation videoconferencing, and enabling the evolution of ADAS and autonomous driving. Pushing the boundaries of connectivity, Valens sets the standard everywhere it operates, and its technology forms the basis for the leading industry standards such as HDBaseT® and MIPI A-PHY. For more information, visit https://www.valens.com/.

About Sakae Riken Kogyo Co., Ltd.

Sakae Riken Kogyo (Hideki Okano, President and CEO) is a globally operating independent Tier 1 automotive parts manufacturer. The company develops and produces a wide range of components that shape the “face” of a vehicle—including front-face garnishes, door mirrors, and door handles—along with advanced systems that support the industry’s shift toward IoT and autonomous driving. Its product portfolio includes camera and monitoring systems such as electronic mirrors, as well as millimeter-wave compatible emblems essential for next-generation driver-assistance technologies. Through continuous innovation, Sakae Riken Kogyo delivers diverse solutions that meet the evolving demands of the automotive industry. https://www.sakaeriken.co.jp/

Forward-Looking Statements

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Press Contacts

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

Yoni.dayan@valens.com

Danielle Scotto

Director

Fusion PR

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Investor Contacts

Michal Ben Ari

Investor Relations Manager

Valens Semiconductor Ltd.

michal.benari@valens.com